                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes  [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release relating to Registrant's first quarter 2009 results.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: June 1, 2009

                                       3

                    TEFRON REPORTS FIRST QUARTER 2009 RESULTS

MISGAV, ISRAEL, MAY 31, 2009 - TEFRON LTD. (OTC:TFRFF; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFP TM)
active wear, today announced financial results for the first quarter of 2009.

FIRST QUARTER 2009 RESULTS

First quarter revenues were $47.0 million, representing a 7.8% decrease from the first quarter of 2008 revenues of $50.9 million. The decrease in revenues in the quarter was due to a decline in sales of active-wear and intimate apparel products. This decrease was primarily due to the worldwide economic slowdown.
This decrease was partly offset by an increase in sales of swimwear.

First quarter gross margin was 13.0% compared with a gross margin of 12.8% in the first quarter of 2008. Operating income for the quarter was $0.3 million
(0.7% of revenues), as compared with an identical operating income of $0.3 million (0.6% of revenues) in the first quarter of 2008. Net income for the quarter was $0.6 million, or $0.3 per diluted share, as compared with net loss of $0.6 million, or $0.3 per diluted share, in the first quarter of 2008.

The improvement in profitability was primarily due to the implementation of part of the company's 2009 efficiency plan, which included among others reduction manufacturing costs through consolidation of the Tefron's production sites, as well as an across-the-board headcount reduction of approximately 15%. We expect to implement the remaining part of the efficiency plan in the second quarter of
2009. In addition, the appreciation of the US Dollar versus the New Israeli
Shekel contributed to the improvement.

MANAGEMENT COMMENTS

Mr. Adi Livneh, Chief Executive Officer of Tefron, commented, "In this quarter
Tefron recognized an operating profit, after three quarters of operating losses.
While we are pleased with our increase in profitability, we are still facing the effect of the global crisis and expecting to show an operating loss for the second quarter of 2009."

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J.C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE,
ABERCOMBIE&FITCH, AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS
AND DESIGNER LABELS. THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS,
TANK TOPS, BOXERS, LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIMWEAR,
BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS IN
          THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
          OPERATIONS;

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE FAILURE OF ANY OF OUR PRINCIPAL CUSTOMERS TO SATISFY ITS PAYMENT
          OBLIGATIONS TO US;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION)

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
-------------------------------------------------------------------------------

COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0803
reran@tefron.com

TABLE 1: SALES BY SEGMENTS
--------------------------------------------------------------------------------

                            Three months ended             Three months ended                      Year ended
                              March 31, 2009                 March 31, 2008                     December 31, 2008
                     ------------------------------     ----------------------------        -----------------------------
Segment             USD Thousands       % of total     USD Thousands      % of total      USD Thousands       % of total
-------------        -----------        -----------     -----------      -----------        -----------       -----------

Cut & sew               25,334             53.9%           31,710             62.2%           87,564             50.4%

Seamless                21,651             46.1%           19,232             37.8%           86,265             49.6%

Total                   46,985            100.0%           50,942            100.0%          173,829            100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                            Three months ended             Three months ended                      Year ended
                              March 31, 2009                 March 31, 2008                     December 31, 2008
                     ------------------------------     ----------------------------        -----------------------------
Product line        USD Thousands       % of total     USD Thousands      % of total      USD Thousands       % of total
-------------        -----------        -----------     -----------      -----------        -----------       -----------

Intimate Apparel       20,017             42.6%           22,926             45.0%           93,683             53.9%

Active wear             8,743             18.6%           12,944             25.4%           47,189             27.1%

Swimwear               18,225             38.8%           15,072             29.6%           32,957             19.0%

Total                  46,985            100.0%           50,942            100.0%          173,829            100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   MARCH 31,
                                                          --------------------------         DECEMBER 31,
                                                            2009              2008              2008
                                                          --------          --------          --------
                                                                   UNAUDITED                   AUDITED
                                                          --------------------------          --------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                               $    211          $  1,371          $  1,566
  Short-term investments                                     1,149             7,267               847
  Trade receivables, net                                    30,595            38,810            23,446
  Other accounts receivable and prepaid expenses             4,312             3,263             4,558
  Inventories                                               26,026            33,937            32,125
                                                          --------          --------          --------

TOTAL current assets                                        62,293            84,648            62,542
                                                          --------          --------          --------

NON- CURRENT ASSETS:
  Marketable securities                                          -             1,277                 -
  Subordinated note                                          2,400             3,000             2,700
  Property, plant and equipment, net                        62,613            72,190            64,469
  Intangible assets, net                                     1,921               635             2,021
                                                          --------          --------          --------

                                                            66,934            77,102            69,190
                                                          --------          --------          --------

TOTAL assets                                              $129,227          $161,750          $131,732
                                                          ========          ========          ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                             MARCH 31,
                                                                    --------------------------         DECEMBER 31,
                                                                      2009              2008              2008
                                                                    --------          --------          --------
                                                                             UNAUDITED                   AUDITED
                                                                    --------------------------          --------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                           $  13,965           $   4,161           $  24,809
   Trade payables                                                      24,116              32,305              25,167
   Other accounts payable and accrued expenses                          7,135              10,179               7,636
                                                                    ---------           ---------           ---------

 TOTAL current liabilities                                             45,216              46,645              57,612
                                                                    ---------           ---------           ---------

 LONG-TERM LIABILITIES:
   Long  term loans from banks (net of current maturities)             10,297              14,480                   -
   Other accounts payable                                               1,432                   -               1,309
   Accrued severance pay, net                                           1,413               1,635               2,169
   Deferred taxes, net                                                  6,688              11,122               6,897
                                                                    ---------           ---------           ---------

 TOTAL long-term liabilities                                           19,830              27,237              10,375
                                                                    ---------           ---------           ---------

 SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares                                                     7,518               7,518               7,518
   Additional paid-in capital                                         107,161             106,927             107,104
   Accumulated deficit                                                (43,106)            (18,532)            (43,739)
   Less - 99,740 Ordinary shares in treasury, at cost                  (7,408)             (7,408)             (7,408)
    Other capital reserve                                                (231)               (637)                 23
                                                                    ---------           ---------           ---------

                                                                       63,934              87,868              63,498
                                                                    ---------           ---------           ---------
 Employee stock options in subsidiary                                     247                   -                 247
                                                                    ---------           ---------           ---------
 TOTAL shareholders' equity                                            64,181              87,868              63,745
                                                                    ---------           ---------           ---------

 TOTAL liabilities and shareholders' equity                         $ 129,227           $ 161,750           $ 131,732
                                                                    =========           =========           =========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,                     YEAR ENDED
                                                                    -------------------------------         DECEMBER 31,
                                                                        2009               2008                 2008
                                                                    -----------         -----------         -----------
                                                                               UNAUDITED                      AUDITED
                                                                    -------------------------------         -----------

Sales                                                               $    46,985         $    50,942         $   173,829
Cost of sales                                                            40,867              44,437             167,557
                                                                    -----------         -----------         -----------

Gross profit (loss)                                                       6,118               6,505               6,272
Selling, general and administrative expenses                              5,798               6,202              23,365
Other expenses                                                                -                   -               2,135
                                                                    -----------         -----------         -----------

Operating income (loss)                                                     320                 303             (19,228)
Financial expenses (income), net                                           (494)              1,181               3,028
                                                                    -----------         -----------         -----------

Income (loss) before taxes on income                                        814                (878)            (22,256)
Taxes (tax benefit) on income                                               181                (308)             (4,677)
                                                                    -----------         -----------         -----------

Net income (loss)                                                   $       633         $      (570)        $   (17,579)
                                                                    ===========         ===========         ===========

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                             $       0.3         $      (0.3)        $      (8.3)
                                                                    ===========         ===========         ===========
  Diluted net earnings (losses) per share                           $       0.3         $      (0.3)        $      (8.3)
                                                                    ===========         ===========         ===========

Weighted average number of shares used for computing basic
  earnings (losses) per share                                         2,120,299           2,120,299           2,120,299
                                                                    ===========         ===========         ===========

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                         2,120,299           2,120,299           2,120,299
                                                                    ===========         ===========         ===========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,                YEAR ENDED
                                                                      ----------------------------      DECEMBER 31,
                                                                         2009             2008              2008
                                                                      -----------      -----------      -----------
                                                                                UNAUDITED                 AUDITED
                                                                      ----------------------------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                   $       633      $      (570)     $   (17,579)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation of property, plant and equipment and
      intangible assets                                                     2,213            2,167            8,925
    Compensation related to options granted to employees                       57               63              487
    Fixed assets impairment                                                     -                -            2,135
    Inventory write-off                                                       480              275            4,523
    Increase (decrease) in severance pay, net                                (756)             150              420
    Accrual of interest on short and long-term deposits                         -              (68)             (75)
    Gain related to sale of marketable securities                               -              (22)             (22)
    Interest and amortization of premium and accretion of
      discount of marketable securities                                         -             (202)            (263)
    Impairment of marketable securities                                         -                -              553
    Increase (decrease) in deferred taxes, net                               (209)          (1,076)          (5,558)
    Loss (gain) on disposal of property, plant and equipment                  (17)              (6)             188
    Decrease (increase) in trade receivables, net                          (7,149)          (9,777)           5,587
    Decrease in other accounts receivable and prepaid expenses                546            1,677              661
    Decrease (increase) in inventories                                      5,619             (419)          (3,051)
    Increase (decrease) in trade payables                                  (1,051)           2,585           (4,553)
    Decrease in other accounts payable and accrued expenses                  (934)             618              (96)
                                                                      -----------      -----------      -----------

Net cash provided by (used in) operating activities                          (568)          (4,605)          (7,718)
                                                                      -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                  (232)          (1,344)          (3,151)
  Purchase of intangible assets                                               (26)             (96)            (223)
  Purchase of business activity                                                 -                -             (300)
  Proceeds from sale of property, plant and equipment                          18                -               35
  Investment in short-term and long-term deposits                               -          (12,560)         (13,060)
  Proceeds from sale of marketable securities                                   -            1,582            5,914
  Proceeds from repayment of deposits                                           -           16,685           20,198
                                                                      -----------      -----------      -----------

Net cash provided by (used in) investing activities                          (240)           4,273            9,413
                                                                      -----------      -----------      -----------

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31,               YEAR ENDED
                                                                ---------------------------     DECEMBER 31,
                                                                   2009            2008             2008
                                                                -----------     -----------     -----------
                                                                         UNAUDITED                AUDITED
                                                                ---------------------------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Short-term bank credit, net                                   $       491     $         -     $     9,323
  Repayment of long-term bank loans                                  (1,038)         (6,681)         (9,836)
  Proceeds from long-term bank loans                                      -           6,000           6,000
  Dividend paid to shareholders                                           -               -          (8,000)
                                                                -----------     -----------     -----------

Net cash provided by (used in)financing activities                     (547)           (681)         (2,513)
                                                                -----------     -----------     -----------

Increase (decrease) in cash and cash equivalents                     (1,355)         (1,013)           (818)
Cash and cash equivalents at the beginning of the period              1,566           2,384           2,384
                                                                -----------     -----------     -----------

Cash and cash equivalents at the end of the period              $       211     $     1,371     $     1,566
                                                                ===========     ===========     ===========